130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

November 30, 2016	No. 16-13

Avalon Releases Annual Sustainability Report

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce the release of its fifth comprehensive Sustainability Report entitled Minerals for Transitioning Economies (the "2016 Sustainability Report") along with the release of its 2016 annual filings. The 2016 Sustainability Report is available from the Company's website at http://www.avalonadvancedmaterials.com/sustainability/2016_sustainability_report.

The 2016 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with GRI, Avalon conducted a detailed materiality assessment review, identifying the topics that have the highest priority to the Company and its Communities of Interest. This review was aided by feedback received though Avalon’s various engagement efforts, previous Avalon sustainability reports and Avalon’s risk assessments.

The 2016 Sustainability Report focuses on the social, environmental and economic issues that are most material to the Company. It also incorporates a self-assessment of Avalon’s 2016 fiscal year performance and sets targets for 2017 against the applicable Toward Sustainable Mining indicators defined by the Mining Association of Canada.

Don Bubar, President and CEO comments, "Avalon pursues sustainability in all areas of our business and actively promotes improved mineral industry practice with investors, potential partners and government. I remain convinced that sustainability adds value to our business. Avalon is unwavering in our commitment to provide leadership in the junior resource sector toward a more sustainable future in the Canadian mineral industry.”

The Company has also completed the filings of its Consolidated Financial Statements, Management's Discussion and Analysis, and Annual Information Form with Canadian security regulators, as well as its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for its fiscal year ended August 31, 2016. Copies of these filings are available on the Company’s website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/, through SEDAR at http://www.sedar.com or through EDGAR at http://www.sec.gov.

Shareholders may request a printed copy of the Consolidated Financial Statements and/or the 2016 Sustainability Report by email to ir@AvalonAM.com or by regular mail to Investor Relations, Avalon Advanced Materials Inc., 130 Adelaide Street West, Suite 1901, Toronto, ON M5H 3P5.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the social, environmental and economic issues that are most material to the Company, the Company’s targets for 2017 against the applicable Toward Sustainable Mining indicators, that Avalon pursues sustainability in all areas of itsbusiness and actively promotes improved mineral industry practice and that Avalon is committed to provide leadership in the junior resource sector toward a more sustainable future in the Canadian mineral industry. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.